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January 11, 2011

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	RadNet, Inc., Radnet Management, Inc. and Subsidiary Guarantors
Amendment No. 1 to Registration Statement on Form S-4 (Commission File No. 333-169107)

Ladies and Gentlemen:

Reference is hereby made to our letter dated August 27, 2010 electronically transmitted to the Securities and Exchange Commission in connection with the electronic submission of a registration statement on Form S-4 (Commission File No. 333-169107) (the “Registration Statement”) on behalf of Radnet Management, Inc., a California corporation (the “Issuer”), RadNet, Inc., a Delaware corporation and the parent company of the Issuer (the “Parent”), and the additional registrant guarantors named in the Registration Statement.  Since August 27, 2010, additional wholly owned subsidiaries of the Issuer have been added as additional registrant guarantors.  On behalf of the Issuer, the Parent, and each registrant guarantor, including the additional registrant guarantors named in Amendment No. 1 (as defined below) (together with the Parent, collectively, the “Guarantors” and, together with the Issuer, the “Registrants”), we filed yesterday by direct electronic transmission under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 to the Registration Statement (“Amendment No. 1”), together with exhibits thereto, relating to the Registrants’ offer to exchange an aggregate of $200,000,000 in principal amount of its 10⅜% Senior Notes due 2018 (the “Exchange Notes”) for its outstanding 10⅜% Senior Notes due 2018 (the “Outstanding Notes”), which were offered and sold on April 6, 2010 without registration in reliance upon the exemption provided by Section 4(2) of the Securities Act.  The Outstanding Notes are, and the Exchange Notes will be, guaranteed by the Guarantors, who are also registrants under the S-4 Registration Statement.

The Registrants are registering the exchange offer on the S-4 Registration Statement in reliance on the position of the Securities and Exchange Commission (the “Commission”) enunciated in Exxon Capital Holdings Corporation, available May 13, 1988 (“Exxon Capital”), Morgan Stanley & Co., Incorporated, available June 5, 1991 (regarding resales), and Shearman & Sterling, available July 2, 1993 (with respect to the participation of broker-dealers).  The Registrants have further authorized us to include the following representations to the Staff of the Commission:

1.
The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of each of the Registrants’ information and belief without independent investigation, each person participating in the exchange offer is acquiring the Exchange Notes in its ordinary course of business and is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in, the distribution of the Exchange Notes.  In this regard, the Registrants will disclose to each person participating in the exchange offer that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes, such person (i) could not rely on the Staff position enunciated in Exxon Capital or interpretive letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.  The Registrants acknowledge that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

Securities and Exchange Commission	January 11, 2011

2.
No broker-dealer has entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute the Exchange Notes.  The Registrants will disclose to each person participating in the exchange offer (through the exchange offer prospectus) that any broker-dealer who receives the Exchange Notes for its own account pursuant to the exchange offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes.  The Registrants will also include in the letter of transmittal to be executed by each holder participating in the exchange offer that each broker-dealer that receives the Exchange Notes for its own account pursuant to the exchange offers must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes and that by so acknowledging and delivering a prospectus, the broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The filing fee for the S-4 Registration Statement in the amount of $14,260 was previously deposited by wire transfer of same day funds to the Commission’s account at U.S. Bank.

If you have any questions on the above-referenced S-4 Registration Statement, please contact Linda G. Michaelson at (310) 228-3711 or Louis P.A. Lehot at (650) 815-2640.

Sincerely,
/s/ SHEPPARD, MULLIN, RICHTER & HAMPTON LLP
SHEPPARD, MULLIN, RICHTER & HAMPTON LLP